                                                                    EXHIBIT 99.1

                                                           [English Translation]
                                                                  March 13, 2003






                                      2003
                             ANNUAL GENERAL MEETING
                                       OF
                                  SHAREHOLDERS









                          HANARO TELECOM, INC. [LOGO]

        I. ROLE OF OUTSIDE DIRECTORS AND ISSUES CONCERNING COMPENSATION

1.   Role of Outside Directors

A.   Attendance rate and voting results of the Board of Directors:


-----------------------------------------------------------------------------------------------------------------------------------
                                                                Name of Outside Directors
                                 --------------------------------------------------------------------------------------------------
                                 Dong Ki  Yong     Sung     Wung     Young    Jin      Byung    Hang     Min Rae  Sin Bae  Soonho
                                 Kim      Hwan     Kyou     Hae Lee  Woo      Chan     Moon     Gu Park  Cho      Kim      Hong
 No.    Date       Contents      (Attend- Kim      Park     (Attend- Nam      Kim      Suh      (Attend- (Attend- (Attend- (Attend-
                                 ance     (Attend- (Attend- ance     (Attend- (Attend- (Attend- ance     ance     ance     ance
                                 Rate:    ance     ance     Rate:    ance     ance     ance     Rate:    Rate:    Rate:    Rate:
                                 87.5%)   Rate:    Rate:    81.8%)   Rate:    Rate:    Rate:    90.9%)   50%)     42.9%)   42.9%)
                                          90.9%)   90.9%)            90.9%)   100%)    100%)
---- --------- ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                1. Approval of
                   Internal
40   1/23/2002    Accounting       o         o        o       o        o        o        o        o        o       N/A      N/A
                   Control
                   Policy
---- --------- ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                1. Approval of
                   the balance
                   sheet and the
                   statements of    o         o        o       o        o        o        o        o        o       N/A      N/A
                   operations
                   for 2001
41      2/7    ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                2. Approval of
                   the Statement
                   of disposition   o         o        o        o       o        o        o        o        o       N/A      N/A
                   of deficit
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                3. Approval to
                   issue
                   corporate        o         o        o        o       o        o        o        o        o       N/A     N/A
                   bonds
-----------------------------------------------------------------------------------------------------------------------------------
                1. Approval of
                   report on
                   operation for    o         o        o        o       o        o        o        o      nonat-    N/A     N/A
                   the fiscal                                                                            tendance
                   year 2001
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
               *2. Approval of
42       2/19      maximum
                   amount for
                   transactions
                   with the         o         o        o        o       o        o        o         o     nonat-    N/A     N/A
                   largest                                                                               tendance
                   shareholders
                   and related
                   parties
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                3. Approval for     o         o        o        o       o        o        o         o     nonat-    N/A    N/A
                   transfer of                                                                           tendance
                   business
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                4. Approval to
                   issue overseas   o         o        o        o       o        o        o         o     nonat-    N/A    N/A
                   Bonds with                                                                            tendance
                   Warrants
-----------------------------------------------------------------------------------------------------------------------------------

                                       2


-----------------------------------------------------------------------------------------------------------------------------------
                                                                Name of Outside Directors
                                 --------------------------------------------------------------------------------------------------
                                 Dong Ki  Yong     Sung     Wung     Young    Jin      Byung    Hang     Min Rae  Sin Bae  Soonho
                                 Kim      Hwan     Kyou     Hae Lee  Woo      Chan     Moon     Gu Park  Cho      Kim      Hong
 No.    Date       Contents      (Attend- Kim      Park     (Attend- Nam      Kim      Suh      (Attend- (Attend- (Attend- (Attend-
                                 ance     (Attend- (Attend- ance     (Attend- (Attend- (Attend- ance     ance     ance     ance
                                 Rate:    ance     ance     Rate:    ance     ance     ance     Rate:    Rate:    Rate:    Rate:
                                 87.5%)   Rate:    Rate:    81.8%)   Rate:    Rate:    Rate:    90.9%)   50%)     42.9%)   42.9%)
                                          90.9%)   90.9%)            90.9%)   100%)    100%)
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
               *5. Approval to
                   call for and
                   to present
                   agenda for       o         o        o       o        o        o        o        o      nonat-    N/A      N/A
                   the 5th                                                                               tendance
                   shareholder's
                   meeting
---- --------- ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                1. Approval for
                   public
                   offering of      o         o        o       o        o        o        o        o      nonat-    N/A      N/A
                   corporate                                                                             tendance
                   bonds
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                2. Approval for
                   the transfer
                   of trade
                   receivables
43     3/15        in order to       o         o        o       o        o        o        o        o     nonat-    N/A      N/A
                   comply with                                                                           tendance
                   the future
                   plan to
                   liquidate
                   assets
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                3. Approval for
                   maximum
                   amount for        o         o        o       o        o        o        o        o      nonat-    N/A      N/A
                   transcations                                                                           tendance
                   with
                   DreamX.net
-----------------------------------------------------------------------------------------------------------------------------------
                1. Approval to
                   amend the
                   operating
                   regulations       o         o        o       o        o        Non     Non    nonat-     Non   nonat-    nonat-
                   of the Board                                                                 tendance         tendance  tendance
                   of Directors
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                2. Approval to
                   amend the
                   operating
                   regulations       o         o        o       o        o        N/A     N/A    nonat-     N/A   nonat-    nonat-
                   of the Audit                                                                 tendance         tendance  tendance
                   Committee
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                3. Appointment
                   of members
44     3/29        of the Audit      o         o        o       o        o        N/A     N/A    nonat-     N/A   nonat-    nonat-
                   Committee                                                                    tendance         tendance  tendance
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                4. Approval of
                   maximum
                   amount of
                   remuneration      o         o        o       o        o        N/A     N/A    nonat-     N/A   nonat-    nonat-
                   for directors                                                                tendance         tendance  tendance
                   for year
                   2003
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                5. Appointment
                   of
                   Representative    o         o        o       o        o        N/A     N/A    nonat-     N/A   nonat-    nonat-
                   Director                                                                     tendance         tendance  tendance
-----------------------------------------------------------------------------------------------------------------------------------
                1. Approval for
                   public
45     4/22        offering of    nonat-       o    nonat-      o        o        N/A     N/A      o        N/A      o      nonat-
                   corporate     tendance          tendance                                                                tendance
                   bonds
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                Name of Outside Directors
                                 --------------------------------------------------------------------------------------------------
                                 Dong Ki  Yong     Sung     Wung     Young    Jin      Byung    Hang     Min Rae  Sin Bae  Soonho
                                 Kim      Hwan     Kyou     Hae Lee  Woo      Chan     Moon     Gu Park  Cho      Kim      Hong
 No.    Date       Contents      (Attend- Kim      Park     (Attend- Nam      Kim      Suh      (Attend- (Attend- (Attend- (Attend-
                                 ance     (Attend- (Attend- ance     (Attend- (Attend- (Attend- ance     ance     ance     ance
                                 Rate:    ance     ance     Rate:    ance     ance     ance     Rate:    Rate:    Rate:    Rate:
                                 87.5%)   Rate:    Rate:    81.8%)   Rate:    Rate:    Rate:    90.9%)   50%)     42.9%)   42.9%)
                                          90.9%)   90.9%)            90.9%)   100%)    100%)
---- --------- ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                1. Approval to
                   apply for
                   long-distance
                   and              o         o        o       o        x       N/A      N/A       o       N/A     nonat-     o
                   international                                                                                  tendance
                   telephony
                   services
                   license
46     9/12    ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                2. Approval to
                   change the
                   maximum
                   amount for
                   transactions     o         o        o       o        o       N/A      N/A       o       N/A     nonat-     o
                   with Hanaro                                                                                    tendance
                   Realty
                   Development
                   & Management
-----------------------------------------------------------------------------------------------------------------------------------
                1. Appointment
                   of Chairman     N/A        o        o        o       o       N/A      N/A       o       N/A       o      nonat-
                   of Board of                                                                                             tendance
                   Directors
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                2. Appointment
                   of Chairman     N/A        o        o        o       o       N/A      N/A       o       N/A       o      nonat-
                   of the                                                                                                  tendance
                   Company
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                3. Appointment
                   of acting
                   Representative
                   Director in     N/A        o        o        o       o       N/A      N/A       o       N/A       o      nonat-
                   absence of                                                                                              tendance
                   Representative
                   Director
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
              **4. Approval of
                   foreign         N/A        -        -        -       -       N/A      N/A       -        N/A      -        -
                   investment
                   inducement
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
              **5. Approval for
47     10/24       new rights      N/A        -        -        -       -       N/A      N/A       -        N/A      -        -
                   issue
                ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
              **6. Approval for
                   operating
                   regulations
                   of Outside      N/A        -        -        -       -       N/A      N/A       -        N/A      -        -
                   Director
                   Nomination
                   Committee
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
              **7. Appointment
                   of members
                   of Outside      N/A        -        -        -       -       N/A      N/A       -        N/A      -        -
                   Director
                   Nomination
                   Committee
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
              **8. Approval to
                   call for and
                   to present
                   agenda for an   N/A        -        -        -       -       N/A      N/A       -        N/A      -        -
                   extraordinary
                   shareholder's
                   meeting
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                Name of Outside Directors
                                 --------------------------------------------------------------------------------------------------
                                 Dong Ki  Yong     Sung     Wung     Young    Jin      Byung    Hang     Min Rae  Sin Bae  Soonho
                                 Kim      Hwan     Kyou     Hae Lee  Woo      Chan     Moon     Gu Park  Cho      Kim      Hong
 No.    Date       Contents      (Attend- Kim      Park     (Attend- Nam      Kim      Suh      (Attend- (Attend- (Attend- (Attend-
                                 ance     (Attend- (Attend- ance     (Attend- (Attend- (Attend- ance     ance     ance     ance
                                 Rate:    ance     ance     Rate:    ance     ance     ance     Rate:    Rate:    Rate:    Rate:
                                 87.5%)   Rate:    Rate:    81.8%)   Rate:    Rate:    Rate:    90.9%)   50%)     42.9%)   42.9%)
                                          90.9%)   90.9%)            90.9%)   100%)    100%)
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
              **9. Approval for
                   acquisition of
                   a controlling    N/A       -        -       -        -       N/A      N/A       -       N/A       -        -
                   stake in
                   Powercomm
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
             **10. Approval for
                   convertible      N/A       -        -       -        -       N/A      N/A       -       N/A       -        -
                   bond issue
-----------------------------------------------------------------------------------------------------------------------------------
                1. Approval of
                   foreign          N/A       o        o       o        x       N/A      N/A       o       N/A     nonat-   nonat-
                   investment                                                                                     tendance tendance
                   inducement
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                2. Approval for
                   new rights       N/A       o        o       o        x       N/A      N/A       o       N/A     nonat-   nonat-
                   issue                                                                                          tendance tendance
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                3. Approval for
                   operating
                   regulations
                   of Outside       N/A       o        o       o        o       N/A      N/A       o       N/A     nonat-   nonat-
48     11/8        Director                                                                                       tendance tendance
                   Nomination
                   Committee
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                4. Appointment
                   of members
                   of Outside       N/A       o        o       o        o       N/A      N/A       o       N/A     nonat-   nonat-
                   Director                                                                                       tendance tendance
                   Nomination
                   Committee
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                5. Approval to
                   call for an
                   extraordinary    N/A       o        o       o        o       N/A      N/A       o       N/A     nonat-   nonat-
                   shareholder's                                                                                  tendance tendance
                   meeting
-----------------------------------------------------------------------------------------------------------------------------------
                1. Approval to
                   increase
                   borrowing        N/A    nonat-      o     nonat-     o       N/A      N/A       o       N/A       o        o
                   limit for              tendance          tendance
                   FY2002
49     11/8    ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                2. Approval for
                   public
                   offering of      N/A    nonat-      o     nonat-     o       N/A      N/A       o       N/A       o        o
                   corporate              tendance          tendance
                   bonds
-----------------------------------------------------------------------------------------------------------------------------------
                1. Approval of
                   foreign          N/A      o         o     nonat-    nonat-    N/A     N/A       o       N/A     nonat-     o
                   investment                               tendance tendance                                     tendance
                   inducement
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                2. Approval for
                   new rights       N/A      o         o     nonat-    nonat-    N/A     N/A       o       N/A     nonat-     o
                   issue                                    tendance tendance                                     tendance
50    12/30    ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                3. Approval for
                   stock            N/A      o         o     nonat-    nonat-    N/A     N/A       o       N/A     nonat-     o
                   purchase                                 tendance tendance                                     tendance
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                4. Approval for
                   convertible      N/A      o         o     nonat-    nonat-    N/A     N/A       o       N/A     nonat-     o
                   bond issue                               tendance tendance                                     tendance
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                Name of Outside Directors
                                 --------------------------------------------------------------------------------------------------
                                 Dong Ki  Yong     Sung     Wung     Young    Jin      Byung    Hang     Min Rae  Sin Bae  Soonho
                                 Kim      Hwan     Kyou     Hae Lee  Woo      Chan     Moon     Gu Park  Cho      Kim      Hong
 No.    Date       Contents      (Attend- Kim      Park     (Attend- Nam      Kim      Suh      (Attend- (Attend- (Attend- (Attend-
                                 ance     (Attend- (Attend- ance     (Attend- (Attend- (Attend- ance     ance     ance     ance
                                 Rate:    ance     ance     Rate:    ance     ance     ance     Rate:    Rate:    Rate:    Rate:
                                 87.5%)   Rate:    Rate:    81.8%)   Rate:    Rate:    Rate:    90.9%)   50%)     42.9%)   42.9%)
                                          90.9%)   90.9%)            90.9%)   100%)    100%)
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                5. Appointment
                   of members
                   of Outside       N/A      o         o     nonat-    nonat-    N/A     N/A       o       N/A     nonat-     o
                   Director                                 tendance tendance                                     tendance
                   Nomination
                   Committee
               ----------------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                6. Approval to
                   call for an
                   extraordinary    N/A      o         o     nonat-    nonat-    N/A     N/A       o       N/A     nonat-     o
                   shareholder's                            tendance tendance                                     tendance
                   meeting
-----------------------------------------------------------------------------------------------------------------------------------

(o: Agree, x: Do not agree, N/A: not a member of the Board of Directors at the time of the meeting)

* In the 42nd Board of Directors' meeting, items 2 and 5 were approved after partial amendments to proposals.

**   In the 47th Board of Directors' meeting, items 1 ~ 3 were approved.
Directors agreed to consider items 4 ~ 10 at a later date once further details are confirmed. Items 4 ~ 10 are marked with "-".

o    Summary of Major Opinions:

42nd (2/19/2002)

To approve the convocation of and agenda for the 5th Extraordinary Shareholders' Meeting

      --   Byung Mun Suh:     The meaning of Article 29, Clause 10 of the draft
                              version of Amended Articles of Incorporation of Hanaro Telecom, Inc., "the Company shall appoint the Chairman, President(s), Vice President(s),
                              Senior Vice President(s), Executive Vice
                              President(s) as standing directors from among the Directors by a resolution of the Board of Directors" is ambiguous.

     Directors agreed to revise it to "The Company shall appoint the Chairman, President(s), Vice President(s), Senior Vice President(s), Executive Vice President(s) as standing directors by a resolution of the Board of Directors".

     --   Wung Hae Lee:       The meaning of Article 49, Clause 4 of the draft
                              version of the Retirement Benefits Regulation for Senior Officers, "the Board of Directors shall maintain the right to provide additional benefits to the Chairman and President" is ambiguous.

        Directors agreed to revise it to "Additional retirement benefits may be provided to the Chairman and President by a resolution of the Board of Directors."

47th (10/24/2002)

Item 2. To appoint the Representative Director & Chairman

Item 3. To appoint the Acting Representative Director in the absence of a Representative Director

        - Young Woo Nam: The Articles of Incorporation state the responsibility of the Representative Director to maintain the Company as a whole, but it does not specify the duties of the Representative Director, and therefore the duties of the Representative Director are not clear. Upon the appointment of Representative Director, the duties of such Representative Director must be determined by a resolution of the Board of Directors and stated in the Articles of Incorporation.

48th (11/1/2002)

Item 1. To approve foreign investment inducement

Item 2. To approve the issuance of new rights

        - Young Woo Nam queried whether the rights of major shareholders holding 5% or more to nominate Directors would be lost in the amendment of the Articles of Incorporation, which was a condition precedent to the proposed foreign investment. The Chairman replied that although this issue has not been discussed in detail, the rights of major shareholders to nominate Directors would not be changed.

        - Young Woo Nam argued that the issuance price of new rights at 4,000 KRW per share is too low considering the potential growth of the Company. The Chairman replied that due to the depressed stock market and continuous fall of stock prices, issuance of new rights over 4,000 KRW is difficult.

B.  The roles of the outside directors within the Board of Directors:

----------------------- --------------------------- ---------------------------------------------------------------------
       Committee                  Members                                           Role
----------------------- --------------------------- ---------------------------------------------------------------------
                                                             Date                  Contents               Approval
----------------------- --------------------------- ----------------------- ---------------------- ----------------------
Audit Committee         -  Chairman: Sung Kyou             1/18/2002        To review and                Approved
                           Park                                             approve the audit
                                                                            report of IT unit.
                        -  Members:
                           Dong Ki Kim,
                           Wung Hae Lee,
                           Yong Hwan Kim
----------------------- --------------------------- ----------------------- ---------------------- ----------------------
Audit Committee         Same as above                     3/11/2002         To review and                Approved
                                                                            approve the 5th
                                                                            Audited Financial
                                                                            Statements.

                                                                            To review and
                                                                            approve the special
                                                                            audit report of
                                                                            Hanaro Technology,
                                                                            Inc.

                                                                            To appoint an
                                                                            Outside Auditor
----------------------- --------------------------- ----------------------- ---------------------- ----------------------
Audit Committee         Same as above                     3/29/2002         To appoint the Chair         Approved
                                                                            of the Audit
                                                                            Committee
----------------------- --------------------------- ----------------------- ---------------------- ----------------------
Audit Committee         Same as above                     6/12/2002         To review and                Approved
                                                                            approve the audit
                                                                            report of billing
                                                                            unit.
----------------------- --------------------------- ----------------------- ---------------------- ----------------------
Audit Committee         -  Chairman: Sung Kyou            10/10/2002        To review and                Approved
                           Park                                             approve the
                                                                            evaluation report of
                        -  Members:                                         the internal
                           Wung Hae Lee,                                    accounting system.
                           Yong Hwan Kim
                                                                            To review and
                                                                            approve the 3Q
                                                                            2002 audit report of
                                                                            Chungcheong and
                                                                            Honam Branch
                                                                            Offices.
----------------------- --------------------------- ----------------------- ---------------------- ----------------------
Audit Committee         Same as above                     12/20/2002        To review and                Approved
                                                                            approve the 4Q 2002
                                                                            audit report of
                                                                            network
                                                                            operation/asset
                                                                            management unit

                                                                            To review and
                                                                            approve the plan for
                                                                            periodic audits in
                                                                            2003.
-------------------------------------------------------------------------------------------------------------------------

2.   COMPENSATION FOR OUTSIDE DIRECTORS AND OTHERS

                                                                                                           (Units: thousand Won)
--------------------------------------------------------------------------------------------------------------------------------
                                                      Amount approved
                                                     in shareholder's                       Average Payment
                                   No. of persons         meeting       Total Amount Paid     per person           Remarks
--------------------------------- ------------------ ------------------ ------------------ ------------------ ------------------
                                                                                                              Including one
                                                                                                              person whose
       Outside Directors                  6              1,900,000           154,064            25,673        term was
                                                                                                              terminated on
                                                                                                              10/1/2001
--------------------------------------------------------------------------------------------------------------------------------

Note 1) The amount approved in the shareholder's meeting is the maximum compensation amount for all directors including standing directors.

Note 2) The average payment per person is the amount calculated based on the 6 outside directors (including one director whose term was terminated) who received compensation.

Note 3) Above figures are as of 12/31/2002.

                    II. TRANSACTIONS WITH MAJOR SHAREHOLDERS

1. Single transactions in 2002 in excess of 1% of the revenues in 2001

                                                                                                     (Unit: KRW billion)
------------------------------------------------------------------------------------------------------------------------
          TYPE OF TRANSACTION                  PARTY            TRANSACTION PERIOD         AMOUNT          PERCENTAGE
---------------------------------------- --------------------- ---------------------- ------------------ ----------------
Interconnection Fee                          LG Telecom        1/1/2002 -- 12/31/2002        15.3             4.55%
---------------------------------------- --------------------- ---------------------- ------------------ ----------------
Vendor Financing, Transport of Equipment   LG Electronics      1/1/2002 -- 12/31/2002         9.7             2.89%
---------------------------------------- --------------------- ---------------------- ------------------ ----------------
Building maintenance                       Hanaro Realty       1/1/2002 -- 12/31/2002        14.3             4.25%
                                           Development &
                                         Management Co., Ltd.
---------------------------------------- --------------------- ---------------------- ------------------ ----------------
Customer services                              Hanaro          1/1/2002 -- 12/31/2002         9.6             2.86%
                                           Technology, Inc.
---------------------------------------- --------------------- ---------------------- ------------------ ----------------
Telecommunication equipment lease         Dreamline Co., Ltd.  1/1/2002 -- 12/31/2002         6.2             1.84%
---------------------------------------- --------------------- ---------------------- ------------------ ----------------
Customer services                          Hanaro Web (n)      1/1/2002 -- 12/31/2002         5.7             1.70%
                                            TV Co., Ltd.
-------------------------------------------------------------------------------------------------------------------------

Note 1) The percentage is based on the previous year's revenues.

Note 2) Hanaro Technology ceased to be an affiliated company of Hanaro Telecom as of August 2, 2002.

2.   Transactions (cumulative) in 2002 in excess of 5% of the revenues in 2001

                                                                                                       (Unit: KRW billion)
--------------------------------------------------------------------------------------------------------------------------
           Party                 Type of transaction         Transaction Period         Amount            Percentage
---------------------------- ----------------------------- ---------------------- ------------------- --------------------
                             Telecommunication  equipment
Dacom                        lease  and   interconnection  1/1/2002 -- 12/31/2002        68.2               20.29%
                             fees
---------------------------- ----------------------------- ---------------------- ------------------- --------------------
Powercomm                    Telecommunication  equipment  1/1/2002 -- 12/31/2002        67.9               20.20%
                             lease
---------------------------- ----------------------------- ---------------------- ------------------- --------------------
Hanaro T & I                 Subscription  and  customer   1/1/2002 -- 12/31/2002        27.3                8.12%
                             services
---------------------------- ----------------------------- ---------------------- ------------------- --------------------
Hanaro Dream                 Contents development          1/1/2002 -- 12/31/2002        29.2                8.69%
------------------------------------------------------------------------------------------------------------------------

Note 1) The percentage is based on the revenues in 2001.

Note 2) Dacom acquired a 45.5% stake in Powercomm on November 28, 2002, therefore Powercomm become one of Hanaro's largest shareholders and related parties.

                                 III. BUSINESS

1. INTRODUCTION

A)   Current status of the industry

(1)  Characteristics of the industry

     The telecommunications business serves as a medium for communications among people by using telecommunications facilities, or provides people with telecommunications facilities for their communications. It provides essential services for an information society, such as PC on-line services and Internet services as well as local, domestic long-distance and international telecommunications services.

     Historically, governments around the world, excluding the United States, monopolized their telecommunications industry because the industry was considered as a national backbone industry. However, since the 1980s, many advanced countries have introduced competition into the telecommunications industry in order to promote development of advanced technologies and enhance operational efficiency through competition. As a result, rapid privatization and liberalization have been recent trends.

     In the communications industry, the local loop is the beginning and end of all communications services. All communications services start from a local loop and are delivered to another local loop. Accordingly, advanced local loops will bring immense changes to other fixed line communications services and upgrading local loops is one of the most important tasks in building a knowledge-based information society.

     In the 1980s, Korea Telecom ("KT") had a monopoly over the voice communications business of Korea, Dacom Corporation over the data communications business, and SK Telecom (formerly named Korea Mobile Telecommunications Corp.) over the mobile communications business. However, a competition policy was adopted in August 1991 and in June 1997, the Ministry of Information and Communication awarded a second license to the Company to provide local telephony services in Korea. As a result, the Korean communications market entered into an era of unlimited competition for all kinds of communications services.

     Furthermore, pursuant to the multilateral agreement on basic telecommunications services of the World Trade Organization, the Korean communications market was opened to global competition. It is expected that convergence of fixed line and wireless communications and that of broadcasting and communications will take place in the future. In terms of demand for communications services, multimedia services are drawing keen attention and information services based on the Internet are proliferating.

     Going forward, the telecommunications industry is expected to experience a substitution of fixed line by the wireless and actual convergence of the fixed line and the wireless, thereby increasing substantial demand for the wire-and-the-wireless data telecommunications services.

The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly resulted from a downward price adjustment in the context of fierce competition and a sizable take-over of the fixed-line market by the wireless. As opposed to the fixed line, broadband Internet access services market of ADSL and cable modem that had experienced rapid growth, is expected to see stable growth going forward .

     As the wireless communications market advances its mobile communications infrastructure and pursues diversification of mobile devices and its functions, users are expected to enjoy, not to mention the wireless voice communications, exchange of information through the wireless Internet access.

          COMPETITION IN MAJOR COMMUNICATIONS SERVICE MARKETS IN KOREA

----------------------------------------------------------------------------
              Service                 Number of         Service Provider
                                   Service Provider
---------------------------------- ---------------- ------------------------
      Local Telephony Service             2         KT, Hanaro Telecom
       Long Distance Service              3         KT, Dacom, Onse Telecom
    International Call Service            3         KT, Dacom, Onse Telecom
          Mobile Service                  1         SK Telecom
            PCS Service                   2         KT Freetel, LG Telecom
----------------------------------------------------------------------------

The characteristics and changes of Korea's telecommunications industry can be summarized as the following:

(o) Internet and mobile phone services are leading changes in the communications industry.

     -- Due to the increasing Internet use, demand for data traffic has increased significantly.

     -- Due to the drastic growth of the mobile phone market, the era of personal mobile communications arrived early.

          * As of the end of 2002, mobile subscribers reached 32.34 million. (Source: Ministry of Information and Communication)


(o)  Integration of communications and broadcasting services

     - Voice-oriented communications networks are upgraded to advanced networks enabling real-time transmission of multimedia video images.

          * In the case of a local loop, existing traditional telephony networks are evolved into broadband networks such as FTTC, FTTO, CATV networks and wireless local loops (WLL)

     - The barriers between communications and broadcasting services will disappear and communications and broadcasting services will be provided over the same networks.

(o)  Integration of fixed line and wireless communications

     --   Various wireless services will be integrated into IMT-2000 service

     -- Fixed-line networks and IMT-2000 networks will be inter-operated, combining fixed line and wireless communications services.

     -- Multiple services can be provided over the same networks, and whether a service provider owns the network facilities will decide the significance of its presence in the market in the future.

(o)  Liberalization and globalization of the communications market

     -- Due to the entry into the WTO, global competition transcending national borders has begun.

     -- Numerous business partnerships and alliances are formed between communications service providers in the world while alliances, mergers and acquisitions are seen everywhere in the industry.

* They pursue to strengthen competitiveness by achieving the economy of scale and scope.

(o)  Cost reduction and new technology development

     -- Due to continued competition, efforts to develop new technologies and new services are accelerating.

     -- Changes in demand and the rapid growth of data communications market lead to an abrupt decrease in price.


(2) Growth potential of the industry

     Growth, competition and privatization are the buzzwords of today's communications market. The communications industry is the fastest growing industry and in 2002, it recorded revenues of KRW189.1 trillion from KRW145.2 trillion in 2000. The growth is expected to continue and record KRW322.9 trillion by 2007. (Source: Korea Information Society Development Institute)

                          REVENUE TO TOTAL GDP FORECAST
                                                  (Unit: KRW trillion, %)
-------------------------------------------------------------------------
                      2002     2003     2004     2005     2006     2007
------------------- -------- -------- -------- -------- -------- --------
Revenue               189.1    212.3    241.5    265.8    292.9    322.9
------------------- -------- -------- -------- -------- -------- --------
% change               25.7     12.3     13.8     10.0     10.2     10.3
------------------- -------- -------- -------- -------- -------- --------
Amount of value added  88.4     99.2    112.9    124.1    136.7    150.6
------------------- -------- -------- -------- -------- -------- --------
GDP                   594.1    642.2    694.2    750.4    811.2    876.9
------------------- -------- -------- -------- -------- -------- --------
% change                9.0      8.1      8.1      8.1      8.1      8.1
------------------- -------- -------- -------- -------- -------- --------
Rev to GDP             14.9     15.5     16.3     16.5     16.8     17.2
-------------------------------------------------------------------------

Source: The Korea Information Society Development Institute

     Network services market was worth KRW26.4 trillion in 2002. The market is forecasted to grow at an average annual growth rate of 4.6% and reach KRW32.9 trillion in 2007. (Source: Korea Information Society Development Institute)

     (a) Growth potential of the industry as a whole

     After experiencing rapid growth during the 1970s and 1980s, Korea's basic communications industry continues to be on a stable growth curve. The value-added communications industry, which is in a relatively early stage of growth, is expected to continue experiencing high growth going forward.

     With the monopoly system being unraveled and competition principle being enhanced, the Korean telecommunications service market as the end of 2002 achieved 48.5% of voice telephony penetration, which is expected to reach approximately 51.5% by 2007. The market is anticipated to make stable growth achieving almost the same rate of penetration as in many advanced countries. (Source: Ministry of Information and Communication, Korea Information Society Development Institute)

     Due to the increase in the income and customers' needs for personalized and more sophisticated communications services, demand for mobile communications service has almost doubled yearly since 1990. It is expected that in the 2000s, the mobile communications market is nearly reaching its maturity stage.

     Meanwhile, thanks to the fast growth of the Internet market and proliferation of e-commerce, the information era has arrived and the value-added communications market anticipates experiencing an average growth rate of over 8.5% over the 2002-2007 period. However, the value-added communications service market can grow to the greatest extent only when the backbone networks, which are the essential infrastructure for providing such services, are fully upgraded and modernized. (Source: Korea Information Society Development Institute.

         FORECAST FOR THE INFORMATION AND COMMUNICATIONS MARKET IN KOREA


                                                                                         (Unit: KRW billion, %)
---------------------------- ----------- ----------- ------------ ----------- ----------- ----------- -----------

                                                                                                      Average
                                                                                                      Growth
        Description             2002        2003         2004        2005        2006        2007     Rate
                                                                                                      (2002-2007)
---------------------------- ----------- ----------- ------------ ----------- ----------- ----------- -----------

      Network Service          26,400.5    28,795.3     30,266.7    31,421.8    32,368.2    32,944.9     4.5
---------------------------- ----------- ----------- ------------ ----------- ----------- ----------- -----------
     Specific Service           1,517.6     1,869.6      2,212.4     2,507.4     2,758.1     2,942.0    15.5
---------------------------- ----------- ----------- ------------ ----------- ----------- ----------- -----------
    Value-added Service         2,726.5     2,941.3      3,190.4     3,461.3     3,769.5     4,105.7     8.5
---------------------------- ----------- ----------- ------------ ----------- ----------- ----------- -----------
       Broadcasting             7,262.7     7,979.3      8,782.8     9,598.8    10,416.6    11,277.5     9.2
---------------------------- ----------- ----------- ------------ ----------- ----------- ----------- -----------
          Total                37,907.3    41,585.5     44,452.3    46,989.3    49,312.4    51,270.1     6.2
---------------------------- ----------- ----------- ------------ ----------- ----------- ----------- -----------
      Growth rate (%)              15.2         9.7          6.9         5.7         4.9         4.0
---------------------------- ----------- ----------- ------------ ----------- ----------- ----------- -----------


Source: The Korea Information Society Development Institute


              FORECAST FOR REVENUES IN THE NETWORK SERVICES MARKET
                                                                                          (Unit: KRW billion, %)
-----------------------------------------------------------------------------------------------------------------
                                                                                                    Average
        Description                                                                                 Growth Rate
                                2002        2003        2004       2005        2006        2007     (2002-2007)
---------------------------- ----------- ----------- ----------- ---------- ----------- ----------- -------------
        Fixed Line             11,158.5    12,405.6    13,171.4   13,761.2    14,182.9    14,491.5      5.4
         Wireless              15,242.0    16,389.7    17,095.3   17,660.6    18,185.3    18,453.4      3.9
---------------------------- ----------- ----------- ----------- ---------- ----------- ----------- -------------
           Total               26,400.5    28,795.3    30,266.7   31,421.8    32,368.2    32,944.9      4.5
---------------------------- ----------- ----------- ----------- ---------- ----------- ----------- -------------
      GROWTH RATE (%)           12.8        9.1         5.1         3.8        3.0         1.8
-----------------------------------------------------------------------------------------------------------------

Source: The Korea Information Society Development Institute

(2)  Growth potential of data communications market including Internet services

     As the Internet services is positioning itself in the information and communications industry as an integral part of the communication infrastructure, the data communications market is quickly growing. The increasing demand for high-speed Internet access, high-speed networking and Internet application services is the primary reason for rapid expansion of the data communications market.

     In the late 1990s, demand for Internet services in Korea experienced a rapid growth at an annual average growth rate of over 250 percent. In 2002, by achieving an astounding growth rate of approximately 50%, the Internet market reached its maturity. Such rapid growth of the data communications market increased data traffic, which grew to support the same volume of communication as voice traffic by 2001. Data traffic is expected to increase 15 times bigger than voice traffic by 2010.

     The number of high-speed Internet users in Korea at the end of 2002 reached approximately 10.4 million. The Internet market is anticipated to grow approximately 16% in 2003, and at approximately 4% on average each year until 2007. (Source: Wire & Wireless Internet subscriber outlook, Ministry of Information and Communication)

                           PROSPECT OF INTERNET USERS

                                                                                           (Unit: thousand persons, %)
----------------------------------------------------------------------------------------------------------------------
           Description                 2002          2003          2004          2005          2006          2007
---------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
         Internet users                  10,405        12,089        13,056        13,611        14,078        14,278
---------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
    Internet Penetration Rate              38.1          16.2           8.0           4.3           3.4           1.4
----------------------------------------------------------------------------------------------------------------------

Source: Ministry of Information and Communication, The Korea Information Society Development Institute

(3)  Special features of changes in economic conditions

     The local telephony service market has been overall affected by changes in the general economic conditions due to the recent expansion of the communications market. Already having reached maturity stage, the local telephony service market is in stable condition. However, Internet-related services are affected by changes in market conditions.

(4)  Competition factors
------------------------------------------------------------------------------------------------------------------
          Business                 Competition          Competitor          Entry Barrier           Factors
------------------------------ -------------------- -------------------- -------------------- --------------------
   Local Telephony Service     Monopoly with KT     Korea Telecom        License from the     Quality, Price,
                                                                         MIC                  Advertisement
------------------------------ -------------------- -------------------- -------------------- --------------------
   High Speed Data Access           Oligopoly       Korea Telecom,       Report to the MIC    Quality, Speed,
           Service                                  Thrunet                                   Price
------------------------------------------------------------------------------------------------------------------

(5)  Special features in procurement

     Until a few years ago almost all of the state-of-the-art telecommunications equipment had been imported from foreign countries. However, domestic mass production of an increasing number of telecommunications equipment was made possible recently, which led to a sharp decrease in price. In terms of human resources, an increasing number of telecommunications experts is available, as the telecommunications industry develops.

(6)  Relevant laws and regulations

     The Telecommunications Basic Law and the Telecommunications Business Law are the laws governing the industry.

B.   Current Status of the Company

(1)  Business environment and portfolio

     (a)  Current Business Outlook

     |X|  Overview for FY2002

     Although Korea achieved an outward appearance of economic growth of over 6% due to public consumption in 2002, it was a year where future prospects were obscured by a number of factors including depressed corporate capital investments, the negative conditions in Iraq and the anticipation of a long-term depression in world economy. Moreover in the domestic telecom industry, the market size frozen by the dampened increase in broadband access subscribers and decrease in wired calls, and the restructuring of the telecom industry initiated by the privatization of KT and sale of Powercomm have brought on fierce competition between telecom players to dominate the market.

     Hanaro has become a leading provider of high-speed Internet access services by offering services to 80 cities and 47 districts nationwide, and procured 3.82 million subscriber lines as of the end of 2002. Hanaro's revenue was KRW 1.25 trillion in 2002, a 51.9% increase compared to KRW 825.4 billion in 2001. Furthermore, Hanaro won the first place in the high-speed Internet service category of the Korean Customer Satisfaction Index (KCSI) conducted by the Korea Management Association for 3 consecutive years, and the first place in the National Customer Satisfaction Index's (NCSI) survey conducted by the Korea Productivity Center and University of Michigan of the U.S. for 2 consecutive years. Broadband subscribers in Korea are expected to reach 11.5 million by the end of 2003, which is near market saturation. In this context, the key to success for continued growth of Hanaro's business is not only to retain existing subscribers, but also to strengthen corporate services and explore new business opportunities, which will utilize existing fiber-optic networks.

-    Expansion of Network

     In order to build the Company into a multimedia service provider equipped with the capacity to provide high-quality services, Hanaro has deployed its network since 1998, starting from four major cities including Seoul. As of the end of 2002, the total length of fiber optic cable reached 17,629km (including leased network) over 80 cities, which enabled provision of services to 11.40 million households. By adopting the last-mile technology, our ADSL network covers approximately 3.5 million households while our HFC network covers 7.7 million.

-    High-speed Internet Access & Telephony Services

     Beginning in April 1999, the Company started offering high-speed Internet access and telephony services in 4 major metropolitan cities of Korea. As of the end of 2002, the Company secured 2.88 million subscriber lines in 80 cities nationwide. As for local telephony services, the Company is offering services to 940,000 subscribers in 32 cities as of the end of 2002. The services include a variety of value-added, intelligent telephony services such as information offering and private number services. The Company also launched 20Mbps-VDSL services, first time in Korea, in September 2002. While reaffirming its position in the market as the fastest broadband service provider, it also focuses on wireless services under the name of HanaFos Anyway. Furthermore, the Company plans to expand the voice business by offering a variety of high-quality and low-price services as VoIP and VoDSL.

     In the Broadband Internet business, we have been expanding our service coverage by employing multiple last-mile access technologies that include ADSL, HFC and B-WLL. Since 2002, the Company has proactively prepared for the integration of data and voice services by launching wireless LAN services that are integrated with the existing broadband network infrastructure. Furthermore, in preparing for the maturity stage of the industry, Hanaro focuses on increasing Average Revenue per Subscriber not only by strengthening sales force, but also by increasing the ratio of high-price services and by expanding the subscriber base for bundled products and also by offering multimedia services (i.e. VOD) based on its broadband Internet network infrastructure. Moreover, we expect to expand our broadband Internet service coverage with relatively low CAPEX through efficient use of the local loop which finally became available for lease to access providers from June 2002.

-    Network Services & E-Businesses

     By employing Fiber To The Office, Hanaro has been offering its corporate clients a variety of value-added services such as representative number and 1-800 number services along with corporate voice, local and international call, and PABX services. Furthermore, through N-GENE, Hanaro's Internet Data Center, which is the largest in Korea, the Company attempts to strengthen its corporate-side business by launching One-Stop Business that offers corporate clients total solutions to better meet corporate clients' needs. Being selected as a leading company for the Ministry of Information and Communication's plan for digitalization of small enterprises, Hanaro will lead informatization of Korea's small-and-medium-size enterprises.

     HanaNet, the Company's portal site, which had offered a variety of distinguished multimedia contents such as movies, music, games, education, etc., was merged with DreamX.net of Dreamline in April 2002. HanaroDream, the merged company, secured 14.09 million subscribers with 409 contents as of the end of 2002. In 2003, we are determined to grow the Company into one of the best total Internet service providers in Asia based on own high-speed Internet networks by offering a wide range of Internet-related businesses including e-commerce, IDC, corporate solution as well as cyber education through alliance with prominent, local Internet-related enterprises.

-    Fundraising for Growth

     By the end of 2002 the Company raised KRW984.9 billion including KRW470 billion in corporate bonds, US$100 million in Bonds with Warrants, KRW200 billion in Asset Backed Loans, and KRW92.2 billion in bank borrowing. It exceeded the original 2002 funding target of KRW700 billion, thereby securing sufficient funds for future projects.

-    Management Objectives for 2003

     The utmost goal for Hanaro in 2003 is to achieve KRW 1.57 trillion in revenues and to record operating profit. In order to achieve this goal, Hanaro will 1) solidify its position in the high-speed Internet market by strengthening its brand image and preventing customer turnovers, and acquire business competitiveness through network efficiency and synergies with other service providers, 2) obtain a future revenue-generating source by establishing business strategies for the integration of wired and wireless, VoIP and Metro Ethernet, and plan out a separate execution strategy based on the market conditions and the characteristics and profitability of each business, 3) achieve the target profit by reducing expenses and improving cost structure and strive to strengthen the financial structure of the Company through flexible fund management. To this end, the company is reinforcing its aerial sales forces, bringing together the once dispersed company in order to maximize efficiency within the organization. Through the performance-and-incentive-based management system, Hanaro intends to achieve its goal for 2003.

     Preparing for the maturity stage of the market, Hanaro has been pursuing overseas business opportunities since 2002. At the end of last year, Hanaro signed MOUs with local telecommunications companies in Vietnam and Malaysia, and is currently in the process of initiating its first overseas projects. Moreover, we are in discussions with a number of Chinese companies for providing LAN services to apartment buildings in China and broadband Internet access services by cable modem. Hanaro is also in contact with several other companies in Asia for prospective broadband business opportunities. We first focus on the emerging market that includes Indonesia, Pakistan, and the Philippines and plan to expand to South America and East Europe going forward.

(b) Classification of business areas for public disclosure

o   Methods and purpose

-- Business areas are divided according to the standard industrial classification codes of Korea. Given the business characteristics of Hanaro Telecom, our business is categorized into high-speed Internet access, telephony and other businesses.

-- High-speed Internet access business includes ADSL, Cable Modem and Wireless high-speed Internet (B-WLL).

-- Telephony business includes telephony services to residential and corporate clients, and interconnection services between carriers.

-- Other business includes leased line, Voice over IP, Internet Data Center and contents offering.

o   Service Description by Business Area

         Business               Services                       Remark
    ----------------------------------------------------------------------------
    Broadband Internet  VDSL, ADSL, Cable Modem,    Broadband Internet access,
          Access        B-WLL                       Broadband Internet access +
                                                    telephony
    ----------------------------------------------------------------------------
        Telephony       Telephony, Value-added      Residential voice, Corporate
                        services                    voice, Interconnection
    ----------------------------------------------------------------------------
                        Leased line                 Leased line, Internet-
                                                    dedicated

                        VoIP Network Services       Network  and  equipment
         Others                                     services to VoIP service
                                                    providers

                        IDC                         Server hosting and others

                        Contents                    Internet contents
    ----------------------------------------------------------------------------

(2) Market Share

(o)  Broadband Internet Subscribers
                                                              (Unit: Subscriber)
    ----------------------------------------------------------------------------
                                               As of the end of
         Service Provider        -----------------------------------------------
                                      2000           2001             2002
    ---------------------------- -------------- --------------- ----------------
        Hanaro Telecom, Inc          1,104,423       2,045,196        2,877,526
    ---------------------------- -------------- --------------- ----------------
                KT                   1,728,711       3,858,194        4,922,535
    ---------------------------- -------------- --------------- ----------------
           Korea Thrunet               760,822       1,312,248        1,301,620
    ---------------------------- -------------- --------------- ----------------
              Others                   353,083         553,069          775,608
    ---------------------------- -------------- --------------- ----------------
               Total                 3,947,039       7,768,707        9,877,289
    ----------------------------------------------------------------------------

Note 1) Source: Ministry of Information and Communication, Samsung Securities

Note 2) "Others" includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

(o)  Broadband Internet Market Share
                                                                     (Unit: %)
     -------------------------------------------------------------------------
                                                As of the end of
          Service Provider      --------------- --------------- --------------
                                      2000           2001           2002
     -------------------------- --------------- --------------- --------------
       Hanaro Telecom, Inc             28.0           26.3          29.1
     -------------------------- --------------- --------------- --------------
               KT                      43.8           49.7          49.8
     -------------------------- --------------- --------------- --------------
          Korea Thrunet                19.3           16.9          13.2
     -------------------------- --------------- --------------- --------------
             Others                     8.9            7.1           7.9
     ------------------------------------------------------------------------

Note 1) Source: Ministry of Information and Communication, Samsung Securities

Note 2) "Others" includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

(3)  Characteristics of the market

     (a)  Target market and service areas

          As the second local exchange carrier, Hanaro Telecom should resort to strategic business operations in order to draw in as many subscribers as possible.

          Its strategy is to focus on users demanding high-quality service. We have given priority to large-volume data communications users among residential customers, and medium and large-sized companies that prefer one-stop services.

          On April 1, 1999, we commenced our commercial services in four metropolitan cities--Seoul, Pusan, Inchon and Ulsan. High-density metropolitan areas and newly developed urban areas with high demand for Internet services have been given top priority for service coverage. At the end of 2002, our service became available in 80 cities across the country.

(b)  Characteristics of customers and factors for change in demand

     The local telephony service is for everyone in the country including residential and business customers. Data communications service, not to mention voice communications service, will secure a large number of routine users regardless of gender, age and occupation due to the rapid increase in Internet use.

     The demand for the local telephony service is slightly influenced by the market conditions. As the growth of the telecommunications industry depends on how fast we move to an information society, future market demand will require integrated solutions and information applications based on the Internet, accelerating rapid evolution of telecommunications service towards multimedia service.

     Such changes in demand will lead to changes in supply, encouraging technology development and contents improvement. Such change will result in a price drop, which in turn will create higher demand, giving rise to benevolent cycles.

(c)  Domestic consumption and export of services

     Characteristically, Hanaro Telecom's services are not for exports and are entirely for domestic consumption.

(4)  Description of new business opportunities and their prospect

     (a)  Long distance & International Telephony

          --   Date of BOD resolution on application for the service license:
               September 12, 2002

          --   Date of submission of application: September 30, 2002

          --   Date of license: January 28, 2003

          --   Purpose

               I.   Provision of one-stop total service of
                    local/long-distance/international telephony

               II. Revenue generation and cost reduction pursued through maximization of existing network

          --   Service plan

               I.   Long-distance telephony

                    o    Date of service launch: January 2004 (pilot service:
                         October 2003)

                    o    Service coverage: nationwide voice coverage

               II.  International telephony

                    o    Date of service launch: January 2004 (pilot service:
                         October 2003)

                    o Service coverage: worldwide (11 countries in the first year)

          --   Maximization of telecommunications infrastructure

               I.   Long-distance

                    o Through utilization of the existing network, the company expects to save approximately KRW130 billion in CAPEX and KRW14 billion in costs until 2008.

               II.  International telephony

                    o Through utilization of the existing network, the company expects to save approximately KRW48 billion in CAPEX and KRW19 billion in costs until 2008.

          -- R&D: R&D cost of total KRW37.1 billion in the period of 2003-2008 expected

          -- The above plan concerning the long-distance/international telephony service may change subject to approval for the long-distance and international telephony licenses.

(5)        Organizational Structure





                                   {CHART}

    2. REFERENCE FOR THE 6TH ANNUAL GENERAL MEETING OF SHAREHOLDERS BY AGENDA

|X| Item 1: Approval of Balance Sheet & Statements of Operations  for the fiscal year 2002

1. Summarized Balance Sheets

                                                                                         (Unit: in millions of Won)
--------------------------------------------------- ------------------------------- -------------------------------
                                                                 2002                            2001
--------------------------------------------------- ------------------------------- -------------------------------
Total assets                                                   3,601,570                       3,580,692
--------------------------------------------------- ------------------------------- -------------------------------
Current assets                                                   674,963                         642,773
--------------------------------------------------- ------------------------------- -------------------------------
Non-current assets                                             2,926,607                       2,937,919
--------------------------------------------------- ------------------------------- -------------------------------
Total liabilities                                              2,226,900                       2,151,363
--------------------------------------------------- ------------------------------- -------------------------------
Current liabilities                                            1,328,161                         904,816
--------------------------------------------------- ------------------------------- -------------------------------
Long-term liabilities                                            898,739                       1,246,547
--------------------------------------------------- ------------------------------- -------------------------------
Shareholders' equity                                           1,374,670                       1,429,329
--------------------------------------------------- ------------------------------- -------------------------------
Capital stock                                                  1,396,613                       1,320,000
--------------------------------------------------- ------------------------------- -------------------------------
Paid-in capital in excess of par value                           692,815                         693,205
--------------------------------------------------- ------------------------------- -------------------------------
Retained earnings                                               (709,237)                       (586,097)
--------------------------------------------------- ------------------------------- -------------------------------
Capital adjustment                                                (5,521)                          2,221
--------------------------------------------------- ------------------------------- -------------------------------
Total liabilities & shareholders' equity                       3,601,570                       3,580,692
--------------------------------------------------- ------------------------------- -------------------------------


2. Summarized Statements of Operations

                                                                                         (Unit: in millions of Won)
--------------------------------------------------- ------------------------------- -------------------------------
                                                                 2002                            2001
--------------------------------------------------- ------------------------------- -------------------------------
Operating revenue                                              1,253,859                         825,449
--------------------------------------------------- ------------------------------- -------------------------------
Operating expenses                                             1,247,779                         990,637
--------------------------------------------------- ------------------------------- -------------------------------
Operating profit (loss)                                            6,080                       (165,188)
--------------------------------------------------- ------------------------------- -------------------------------
Non-operating income                                              57,150                          48,977
--------------------------------------------------- ------------------------------- -------------------------------
Non-operating expenses                                           186,370                         127,902
--------------------------------------------------- ------------------------------- -------------------------------
Ordinary profit (loss)                                          (123,040)                       (244,113)
--------------------------------------------------- ------------------------------- -------------------------------
Extraordinary profit (loss)                                           --                              --
--------------------------------------------------- ------------------------------- -------------------------------
Loss before incomes taxes                                       (123,040)                       (244,113)
--------------------------------------------------- ------------------------------- -------------------------------
Income tax                                                            --                              --
--------------------------------------------------- ------------------------------- -------------------------------
Net profit (loss)                                               (123,040)                       (244,113)
--------------------------------------------------- ------------------------------- -------------------------------


|X| Item 2: Approval of Statement of  Disposition of Deficit for the fiscal year 2002


                                                                                        (Unit: in millions of Won)
--------------------------------------------------- ------------------------------- -------------------------------
                                                                 2002                            2001
--------------------------------------------------- ------------------------------- -------------------------------
Accumulated deficit before disposition                            709,237                        586,097
--------------------------------------------------- ------------------------------- -------------------------------
Undisposed deficit carried over from previous year               (586,097)                      (341,984)
--------------------------------------------------- ------------------------------- -------------------------------
Net loss                                                          123,140                        244,113
--------------------------------------------------- ------------------------------- -------------------------------
Disposition of deficit                                                 --                             --
--------------------------------------------------- ------------------------------- -------------------------------
Undisposed   deficit  to  be  carried  forward  to                709,237                        586,097
subsequent year
--------------------------------------------------- ------------------------------- -------------------------------


|X| Item 3: Amendments to the Articles of Incorporation

-- Term completed (5) : Yun-Sik Shin, Young-Wu Nam, Yong-Hwan Kim, Wung-Hae Lee, Sung-Kyou Park

-   Nominees (7)



                                DIRECTOR NOMINEES

                                                                               RELATIONSHIP WITH
                     NAME                                                         THE LARGEST       TRANSACTION WITH
                (DATE OF BIRTH)         EXPERIENCE           NOMINATED BY         SHAREHOLDER         THE COMPANY
----------------------------------------------------------------------------------------------------------------------
                                      Representative            Acting
  Standing       Yun-Sik Shin      Director/Chairman of    President/CEO in
  director       (04/26/1936)      Hanaro Telecom, Inc.     absence of CEO             --                  --
----------------------------------------------------------------------------------------------------------------------
Non-standing     Young-Woo Nam      CEO, Korea Internet         Dacom         Largest shareholder          --
  director       (07/11/1951)        Data Center, Inc.
----------------------------------------------------------------------------------------------------------------------
                                      Director, Korea
  Outside                               Information        Outside director
  director       Sa Hyeon Seo       Technology Research       nomination
                 (08/15/1945)            Institute            committee                --                   --
----------------------------------------------------------------------------------------------------------------------



  OUTSIDE DIRECTORS NOMINATED AS CANDIDATES FOR MEMBERS OF THE AUDIT COMMITTEE

                                                                               RELATIONSHIP WITH
                     NAME                                                         THE LARGEST       TRANSACTION WITH
                (DATE OF BIRTH)         EXPERIENCE           NOMINATED BY         SHAREHOLDER         THE COMPANY
----------------------------------------------------------------------------------------------------------------------
                                                           Outside director                          Stock purchase
  Outside        Yong Hwan Kim      Lawyer, Law office        nomination                              option right
  director       (11/09/1942)        of Yong Hwan Kim         committee               --             (5,000 shares)
----------------------------------------------------------------------------------------------------------------------
  Outside        Wung Hae Lee         Vice President,      Outside director           --             Stock purchase
  director       (02/11/1942)        Sungto Accounting       nomination                               option right
                                       Corporation           committee                               (5,000 shares)
----------------------------------------------------------------------------------------------------------------------
  Outside       Sung Kyou Park       Member of Korean      Outside director           --             Stock purchase
  director       (04/05/1939)          Institute of          nomination                               option right
                                       Corporation           committee                               (5,000 shares)
                                        Sciences
----------------------------------------------------------------------------------------------------------------------
                                                           Outside director
  Outside         Sun Woo Kim         Director, Korea         nomination
  director       (09/09/1941)       Broadcasting System       committee               --                   --
----------------------------------------------------------------------------------------------------------------------

[X] Item 4:Approval of maximum amount of remuneration for directors for the year 2003

-- Maximum amount in year 2002: KRW 1.9 billion

-- Actual payment in year 2002: KRW 1.48 billion

-- Maximum amount in year 2003: KRW 2.5 billion


[X] Item 5: Amendments to the Articles of Incorporation

     COMPARISON BETWEEN CURRENT PROVISIONS AND PROVISIONS TO BE REVISED WITH
                    RESPECT TO THE ARTICLES OF INCORPORATION

-------------------------------------------------------   --------------------------------------------------
                       Current                                          Proposed Revisions
-------------------------------------------------------   --------------------------------------------------


Article 2. Objectives                                     Article 2. Objectives

1     The  objectives of the Company shall be; to         1     The objectives of the Company shall be; to
      play a leading role in the nation's efforts to            play a leading role in the nation's efforts
      accomplish a society of multimedia                        to accomplish a society of multimedia
      super-highway telecommunication industry by               super-highway telecommunication industry
      efficient performance of telecommunication                by efficient performance of information
      business, including local telephony services;...          communication business; ...

2     In order to accomplish such objectives as set        2    In order to accomplish such objectives as set
      forth in the foregoing Paragraph 1, the Company           forth in the foregoing Paragraph 1, the
      shall, subject to the provisions of the laws              Company shall;
      and regulations applicable to telecommunication
      activities;

1.    Provide local telephony services;                    1.   Provide information communication services;

2.    Lease telecommunication lines and facilities         2.   Information communication and broadcasting
      related thereto;                                          services;

3.    Establish, own and operate telecommunication         3.   Initiate future communications business;
      networks;

4.    Manufacture, sell and supply equipment and/or        4.   Advertisement business;
      machines incidental or conducive to
      telecommunication business;                          5.   Real estate lease business;

5.    Research and develop technologies related to         6.   Telecommunication on-line sales business;
      telecommunications;

6.    Initiate future communication business; and          7.   Establish, own and operate telecommunication
                                                                networks related to items 1. - 4. above;
7.    Undertake any overseas activities, for any of
      the objectives set forth in the foregoing items;     8.   Research and develop technologies related to
                                                                items 1. - 4. above;

                                                           9.   Overseas activities and trade business related
                                                                to items 1. - 4. above;

-------------------------------------------------------   --------------------------------------------------
                       Current                                          Proposed Revisions
-------------------------------------------------------   --------------------------------------------------


8.    Lease communication bureau buildings, and            10.  Manufacture and distribution related to
      facilities thereof, incidental to                         items 1. - 4. above;
      telecommunication business (as amended on
      March 30, 1998);                                     11.  Conduct activities incidental to any of the
                                                                foregoing objectives.
9.    (Deleted on March 30, 1998)

10. Perform any activities/or business mandated by laws and regulations applicable to telecommunication activities; and

11. Conduct any and all activities directly or indirectly related to or incidental to any of the foregoing objectives.

Article 3. Head Office and Branch Offices                  Article 3. Head Office and Branch Offices

1.    The head office of Company shall be                  1.    The head office of the Company (hereinafter
      located in Seoul, Korea.                                   "Head Office") shall be located in
                                                                 Goyang-si, Gyeonggi-do, Korea.

Article 9. Preemptive Rights                               Article 9. Preemptive Rights

4.    Except as otherwise amended by resolution of the     4.    (deleted)
      Board of Directors, the Company shall, for the
      first five fiscal years after incorporation of
      Company, issue new shares in accordance with
      the capital increase plan under the Initial
      Business Plan as defined in Article 41,
      Paragraph 1 hereof. The subscription amount
      for the new shares shall be decided by
      resolution of the Board of Directors. The
      Company may, however, issue any part or all of
      such new shares at the market price. Provided,
      however, that the subscription amount for
      shares initially  allotted to the employee
      stock ownership association shall be the par
      value of shares.

 Article 9-2. Stock Purchase Option Rights                  Article 9-2. Stock Purchase Option Rights

1.    The Company may, by special resolution of             1.    The Company may, by special resolution of
      the general meeting of                                      the general meeting of


-------------------------------------------------------   --------------------------------------------------
                       Current                                          Proposed Revisions
-------------------------------------------------------   --------------------------------------------------

      shareholders, grant its officers and                      shareholders, grant to its officers and
      employees with stock purchase                             employees (including those of
      option rights under Article 189-4 of the                  subsidiaries subjected to provisions
      Securities and Exchange Act. The aggregate                of Article 189-4 4. of the Securities
      number of shares under the stock purchase                 and Exchange Act) stock purchase option
      option plan shall not exceed 10% of the total             rights under Article 189-4 of the Securities
      number of shares issued and outstanding.                  and Exchange Act., provided however, that the
                                                                Company may, by resolution of the Board of
                                                                Directors, grant such number of stock
                                                                purchase option rights as shall not exceed
                                                                1% of the total number of shares issued and
                                                                outstanding, subject to provisions of
                                                                Article 189-4 3. of the Securities and
                                                                Exchange Act.

5.    The stock purchase option rights shall be           5.    The stock purchase option rights shall be
      exercisable within five (5) years commencing on           exercisable within five (5) years commencing on
      the third anniversary of the day of the special           the third anniversary of the day of the resolution
      resolution of shareholders conferring such stock          conferring such stock purchase option under the
      purchase option.                                          foregoing Paragraph 1.

Article 11. Transfer Agent                                Article 11. Transfer Agent

4.    Such procedures as referred to in the foregoing     4.    Such procedures as referred to in the foregoing
      Paragraph 3. shall be performed in compliance             Paragraph 3. shall be performed in compliance
      with the regulations regarding transfer agents            with the regulations regarding transfer agents
      for securities.                                           for securities.

Article 13. Closure of Shareholders Register and          Article 13. Closure of Shareholders Register and
Setting of Record Date.                                   Setting of Record Date.

1.    The Company shall suspend alteration of entries     1.    The Company shall suspend alteration of entries
      in the register of shareholders, registration of          in the register of shareholders, registration of
      pledges, creation and cancellation of trust               pledges, creation and cancellation of trust
      property from the day following the last day              property for one (1) month from the day following
      closing of each accounting period till the                the last day closing of each accounting period.
      closing date of the annual ordinary general
      shareholders meeting.

2.    The Company shall entitle every shareholder on       2.    The Company shall entitle every shareholder on
      its shareholders list as of the last day of each           its shareholders list as of the last day of each
      fiscal year to vote at the meeting of the annual           fiscal year to vote at the meeting of the annual


-------------------------------------------------------   --------------------------------------------------
                       Current                                          Proposed Revisions
-------------------------------------------------------   --------------------------------------------------


      ordinary general shareholders meeting held for             ordinary general shareholders meeting held for
      such fiscal year.                                          such fiscal year.
                                                                 [Note: A minor amendment is proposed for the
                                                                 Korean version for clarification purposes.
                                                                 However, no amendments are required for
                                                                 the English version.

 Article 14. Issuance of Convertible Bonds.                Article 14. Issuance of Convertible Bonds.

1.    The Company may issue convertible bonds to its       1.    The Company may issue convertible bonds,
      shareholders and/or any other persons to the               the total sum of the face value of which
      extent that the total sum of face value of the             shall not exceed Five Hundred Billion
      bonds shall not exceed Five Hundred Billion                (500,000,000,000) Won, to any persons other
      (500,000,000,000) Won.                                     than existing shareholders, for the purpose
                                                                 of urgent capital supply, issuance of foreign
                                                                 convertible bonds, strategic alliances, by
                                                                 resolution of the Board of Directors in
                                                                 accordance with the Securities and Exchange Act
                                                                 and the regulations thereof.

Article 14. Issuance of Bonds with Warrants.               Article 14. Issuance of Bonds with Warrants.

1.    The Company may issue bonds with warrants to its     1.    The Company may issue bonds with warrants,
      shareholders and/or any other persons to the               the total sum of the face value of which
      extent that the total sum of face value of the             shall not exceed Five Hundred Billion
      bonds shall not exceed Five Hundred Billion                (500,000,000,000) Won, to any persons other
      (500,000,000,000) Won.                                     than existing shareholders, for the purpose
                                                                 of urgent capital supply, issuance of
                                                                 foreign bonds with warrants, strategic
                                                                 alliances, by resolution of the Board of
                                                                 Directors in accordance with the Securities
                                                                 and Exchange Act and the regulations thereof.

Article 18. Call for Shareholders Meeting                   Article 18. Call for Shareholders Meeting

1.    Except as otherwise provided for in the relevant      1.    Except as otherwise provided for in the relevant
      laws and regulations, the Representative                    laws and regulations, the Representative


-------------------------------------------------------   --------------------------------------------------
                       Current                                          Proposed Revisions
-------------------------------------------------------   --------------------------------------------------


      Director/President shall convene a shareholders           Director shall convene a shareholders meeting
      meeting of the Company in accordance with the             of the Company in accordance with the
      resolution of the Board of Directors.                     resolution of the Board of Directors,
                                                                provided, that, if the Company has two (2)
                                                                or more Representative Directors, then
                                                                Article 31, Paragraph 2, hereof shall apply
                                                                mutatis mutandis.

2.    If the Representative Director/President is absent  2.    If the Representative Director is absent
      or unable to perform his or her                           or unable to perform his or her
      responsibilities, then Article 31, Paragraph 2,           responsibilities, then Article 31, Paragraph 3,
      hereof shall apply mutatis mutandis.                      hereof shall apply mutatis mutandis.

Article 19. Notice for Convening Shareholders Meeting     Article 19. Notice for Convening  Shareholders Meeting
and Public Notice Thereof                                 and Public Notice Thereof

1.    A notice for a general meeting of shareholders of   1.    A notice for a general meeting of shareholders of
      Company shall be made in writing, stating the             the Company shall be made in writing or
      date, time, venue and agenda of such meeting and          electronically, stating the date, time, venue and
      dispatched to each shareholder of the Company at          agenda of such meeting and dispatched to each
      least two (2) weeks prior to such date of                 shareholder of the Company at least two (2)
      meeting. Provided however in the event a notice           weeks prior to the date of such meeting.
      for a general meeting sent to the address of any
      shareholder recorded in the Shareholders
      Register is not delivered to such shareholder
      for three (3) consecutive years for any reason
      whatsoever, then the Company does not have to
      send to such shareholder any notice for general
      meetings to be held thereafter.

2.    In convening a general meeting of shareholders      2.    In convening a general meeting of shareholders,
      after the shares of the Company have been listed          the notice requirement under the foregoing
      or registered on a Stock Exchange, the notice             Paragraph 1, for shareholders holding shares
      requirement to shareholders holding shares not            not more than one-hundredth (1/100) of the
      more than one-hundredth (1/100) of the total              total issued and outstanding shares of the
      issued and outstanding shares of the Company,             Company, may be substituted with public
      may be substituted with public notices published          notices published on no less than two occasions
      on no less than two occasions in each of two (2)          in each of two (2) daily newspapers published
      daily newspapers published in Seoul, Korea such           in Seoul, Korea such as "The Korea Daily" and
      as "The Korea Daily" and "Maeil Economic Daily            "Maeil Economic Daily", no later than

-------------------------------------------------------   --------------------------------------------------
                       Current                                          Proposed Revisions
-------------------------------------------------------   --------------------------------------------------


      Newspaper", no later than two (2) weeks prior to          two (2) weeks prior to the scheduled date
      the scheduled date for meeting. Such public               for meeting. Such public notices shall
      notices shall contain the intention to convene            contain the intention to convene the
      the general meeting of shareholders and the               general meeting of shareholders and the
      agenda of such meeting.                                   agenda of such meeting.

Article 21. Chairman                                       Article 21. Chairman

      The Representative Director/President shall be       1.    The Representative Director shall be the
      the chairman of all general meetings of                    chairman of all general meetings of
      shareholders. If the Representative Director/              shareholders, provided however, that if
      President is absent or unable to perform his or            the Company has two (2) or more
      her responsibilities, then the provisions set              Representative Directors, then Article 31,
      forth in Article 31,  Paragraph 2, shall apply             Paragraph 2, hereof shall apply mutatis
      mutatis mutandis.                                          mutandis.

                                                           2.    If the Representative Director is absent
                                                                 or unable to perform his or her responsibilities,
                                                                 then Article 31, Paragraph 3., hereof shall
                                                                 apply mutatis mutandis.

Article 27. Method of Resolution                           Article 27. Method of Resolution

2.    two-thirds (2/3) or more affirmative vote of the     2.    two-thirds (2/3) or more affirmative vote of the
      shareholders present at the meeting, which                 shareholders present at the meeting, which
      affirmative votes shall also constitute at least           affirmative votes shall also constitute at least
      one-third (1/3) or more of the total number of             one-third (1/3) or more of the total number of
      issued and outstanding shares of the Company,              issued and outstanding shares of the Company,
      shall be required for matters relating to each             shall be required for matters relating to each
      of the following;                                          of the following;

1.    Amendment of these Articles of Incorporation;        1.    Amendment of these Articles of Incorporation;

2.    Removal of a director (Amended as of March           2.    Removal of a director (Amended as of March
      17, 2000)                                                  17, 2000)

3.    Reduction of capital;                                3.    Reduction of capital;

4.    Merger or dissolution of Company;                    4.    Merger or dissolution of Company;

5.    Transfer of the entire or substantial part           5.    Transfer of the entire or substantial part
      of business of Company;                                    of business of Company;

6.    Taking over the entire business of any               6.    Conclusion, alteration or rescission of a
      other company; or                                          contract for leasing the whole business,
                                                                 delegation of the management of such
7.    Any other matters requiring such special                   business or for sharing with another
      resolutions under the relevant laws and                    person the entire profits and losses from
      regulations.                                               the business or a similar contract;


-------------------------------------------------------   --------------------------------------------------
                       Current                                          Proposed Revisions
-------------------------------------------------------   --------------------------------------------------

                                                          7.    Taking over the entire business of another
                                                                company; or
                                                          8.    Taking over a substantial part of the business
                                                                of another company, which will materially affect
                                                                the business of the Company;
                                                          9.    Any other matters requiring such special resolutions
                                                                under the relevant laws and regulations.

Chapter V. Directors, Board of Directors and Audit        Chapter V. Directors, Board of Directors and
Committee                                                 Committees

Article 29. Directors                                     Article 29. Directors

2.    The standing Directors shall be nominated by the    2.    The standing Directors shall be nominated by
      Representative Director/President. The                    the Representative Director. The
      non-standing directors shall be nominated as              non-standing directors shall be nominated as
      follows: (a) as of the date of the closing of             follows: (a) as of the date of the closing of
      the shareholders' registry or of the record               the shareholders' registry or of the record
      date pursuant to the provisions of Article 354            date pursuant to the provisions of Article 354
      of the Commercial Code, the top seven                     of the Commercial Code, the top seven
      shareholders holding 5% or more the shares of             shareholders holding 5% or more the shares of
      the Company ("Major Shareholders") shall each             the Company ("Major Shareholders") shall each
      nominate one director; (b) the Board of                   nominate one director; (b) the Board of
      Directors shall nominate one non-standing                 Directors shall nominate one non-standing
      director as a representative of those                     director as a representative of those
      shareholders other than the Major Shareholders            shareholders other than the Major Shareholders
      ("Minority Shareholders"). The Outside                    ("Minority Shareholders"). The Outside
      Directors shall be nominated by the Outside               Directors shall be nominated by the Outside
      Director Candidate Nominating Committee. All              Director Candidate Nominating Committee. All
      the Directors (standing, non-standing and                 the Directors (standing, non-standing and
      Outside Directors) shall be elected at the                Outside Directors) shall be elected at the
      general meeting of shareholders. However,                 general meeting of shareholders. However,
      the number of non-standing directors nominated            the number of non-standing directors nominated
      by the Majority Shareholders shall not exceed             by the Majority Shareholders shall not exceed
      seven (7) and a candidate nominated by the                seven (7) and a candidate nominated by the
      Majority Shareholders or a representative of              Majority Shareholders or a representative of
      Minority Shareholders nominated by the Board              Minority Shareholders nominated by the Board


-------------------------------------------------------   --------------------------------------------------
                       Current                                          Proposed Revisions
-------------------------------------------------------   --------------------------------------------------


      of Directors could be elected as an Outside               of Directors could be elected as an Outside
      Director.                                                 Director.


Article 31. Responsibilities of Directors                 Article 31. Responsibilities of Directors

1.    Each Representative Director shall                  1.    The Company may have two (2) or more
      represent the Company. The Representative                 Representative Directors, and each
      Director/President shall execute all                      shall represent the Company.
      resolutions adopted by the Board of Directors,
      and carry out the general management and            2.    The Representative Director shall execute
      operation of the Company.                                 all resolutions adopted by the Board
                                                                of Directors, and carry out the general
2.    If the Representative Director/President                  management and operation of the Company.
      is absent or unable to perform his or her                 If the Company has two (2) or more
      responsibilities for any reason whatsoever,               Representative Directors, the scope of each
      the directors(s) shall, in accordance with the            Representative Director's responsibilities
      resolution of the Board of Directors, perform             for the general management and operation
      the responsibilities of the Representative                of the Company shall be determined in
      Director/President.                                       accordance with the Regulations of the
                                                                Board of Directors.

3.    If a director becomes aware of any event            3.    If the Representative Director is absent
      which may cause material damage to the                    or unable to perform his or her responsibilities
      Company, such director should immediately                 for any reason whatsoever, the director(s)
      report to the Audit Committee thereof.                    shall, in accordance with the Regulation of
                                                                the Board of Directors, perform the
                                                                responsibilities of the Representative Director.

                                                          4.    If a director becomes aware of any event
                                                                which may cause material damage to the Company,
                                                                such director should immediately report to
                                                                the Audit Committee thereof.

Article 32. Board of Directors                            Article 32. Board of Directors

3.    The Chairman of the Board of Directors shall be     3.    The Chairman of the Board of Directors shall be
      appointed by the Board of Directors, and if               appointed by the Board of Directors, and if
      the Chairman is absent or unable to perform               the Chairman is absent or unable to perform
      his or her responsibilities, the provisions of            his or her responsibilities, the Regulations
      Article 31 Paragraph 2 shall be applied                   of the Board of Directors shall be followed.
      mutatis mutandis.



-------------------------------------------------------   --------------------------------------------------
                       Current                                          Proposed Revisions
-------------------------------------------------------   --------------------------------------------------




Article 33. Convening of Board Meetings                   Article 33. Convening of Board Meetings

1.    All Meetings of the Board of Directors              1.    All Meetings of the Board of Directors
      shall be convened by the Representative                   shall be convened by the Representative
      Director/President whenever he or she deems it            Director, provided however, that if the
      necessary or desirable, or upon the demand of             Company has two (2) or more Representative
      any member of the Board of Directors. If the              Directors, then the provisions of Article 31,
      Representative Director/President is absent or            Paragraph 2, shall apply mutatis mutandis.
      unable to perform his or her responsibilities,
      then the provisions of Article 31, Paragraph 2
      shall apply mutatis mutandis.

2.    The Representative Director/President               2.    If the Representative Director is absent
      shall provide notice of any Board of Directors            or unable to perform his or her responsibilities,
      meetings to each director at least one (1) week           then the provisions of Article 31, Paragraph 3,
      prior to the scheduled date of such meeting.              shall apply mutatis mutandis.

                                                          3.    The Representative Director shall provide notice
                                                                of any Board of Directors meetings to each
                                                                director at least one (1) week prior to the
                                                                scheduled date of such meeting.

Article 35. Matters for which Board Resolutions are       Article 35. Matters for which Board Resolutions are
Required                                                  Required

      The following matters shall be subject to the             The following matters shall be subject to the
      resolution of the Board of Directors;                     resolution of the Board of Directors;

1.    Amendment of the Initial Business Plan;             1.    (deleted)

2.    Annual business plans, budgets, and settlement      2.    Annual business plans, budgets, and settlement
      of accounts;                                              of accounts;

3.    Call for a general meeting of shareholders and      3.    Call for a general meeting of shareholders and
      the agenda therefore;                                     the agenda therefore;

4.    Enactment or the amendment or repeal of             4.    Enactment or the amendment or repeal of
      important internal regulations;                           important internal regulations;

5.    Establishment, removal or closing of branch or      5.    Establishment, removal or closing of branch or
      other offices of the Company;                             other offices of the Company;

6.    Borrowing money, except as otherwise provided       6.    Borrowing money, except as otherwise provided
      for in separate regulations where the                     for in the Regulations of the Board of Directors
      Representative Director/President is authorized           where the Representative Director is authorized
      to borrow money in an amount not exceeding a              to borrow money in an amount not exceeding a
      certain limit;                                            certain limit;

7.    Election or removal of the Representative            7.    Election or removal of the Representative
      Director(s) (Amended as of March 23, 2001);                Director(s) (Amended as of March 23, 2001);


-------------------------------------------------------   --------------------------------------------------
                       Current                                          Proposed Revisions
-------------------------------------------------------   --------------------------------------------------


8.    Issuance of new shares;                             8.    Issuance of new shares;

9.    Acquisition or disposal of material assets;         9.    Acquisition or disposal of material assets;

10.   Institution of any important suit or                10.   Institution of any important suit or
      settlement by compromise;                                 settlement by compromise;

11.   Allowing directors to carry on any business in      11.   Allowing directors to carry on any business in
      competition with the Company;                             competition with the Company;

12.   (Deleted on August 28, 1998)                        12.   (Deleted on August 28, 1998)

13.   Any other matters for which a resolution of         13.   Any other matters for which a resolution of
      Board of Directors is required by these Article of        Board of Directors is required by these Article of
      Incorporation (As amended on August 28, 1998);            Incorporation (As amended on August 28, 1998);

14.   Formation of a sub-committee within the Board       14.   Formation of a sub-committee within the Board
      of Directors in accordance with the provisions of         of Directors in accordance with the provisions of
      the Korean Commercial Code and the appointment and        the Korean Commercial Code and the appointment and
      removal of such sub-committee members; or                 removal of such sub-committee members; or
      (Inserted as of March 17, 2000)                           (Inserted as of March 17, 2000)

15.   Any other important matters.                        15.   Any other important matters.


              Chapter VI. Business Plans                  (deleted)

Article 41. Initial Business Plan                         (deleted)

1 The shareholders of the Company hereby agree that the business plan submitted to the Ministry of Information and Communication, prior to the incorporation the Company, in order to obtain the permit for the Company to carry out basic telecommunication service (hereinafter called as the "Initial Business Plan") shall become the first business plan of the Company.

2 The financing plan of the Company for the first five (5) years after the incorporation of the Company shall be made in compliance with the Initial Business Plan and in consideration of expenses for major preparations and basic facilities for the attainment of the business objectives of Company.


Article 42. Annual Business Plans                         (deleted)


-------------------------------------------------------   --------------------------------------------------
                       Current                                          Proposed Revisions
-------------------------------------------------------   --------------------------------------------------


The Company shall prepare an annual business plan for the next fiscal year, (hereinafter called "Annual
Business Plan") no later than thirty (30) days prior to the end of each fiscal year. Upon the approval thereof by the Board of Directors, the Annual
Business Plan shall become effective as new business plan of the Company. The Initial Business Plan or other previous Annual Business Plans shall be deemed revised or modified by the new Annual Business Plan.

Article 44. Preparation of the Financial Statements       Article 44. Preparation of the Financial Statements
and Business Reports, Etc.                                and Business Reports, Etc.

1.    The Representative Director/President shall, for    1.    The Representative Director shall, for
      each fiscal year, prepare each of the following           each fiscal year, prepare each of the following
      documents, attachments and business reports and           documents, attachments and business reports and
      obtain the approval of the Board of Directors             obtain the approval of the Board of Directors
      thereon, and deliver to the Audit Committee no            thereon, and deliver to the Audit Committee no
      later than six (6) weeks prior to the ordinary            later than six (6) weeks prior to the ordinary
      general meeting of shareholders to be held for            general meeting of shareholders to be held for
      such business year;                                       such business year;

2.    The Audit Committee shall deliver to the            2.    The Audit Committee shall deliver to the
      Representative Director/President its audit               Representative Director its audit
      report no later than four (4) weeks after                 report no later than four (4) weeks after
      receiving the documents referred to in the                receiving the documents referred to in the
      foregoing paragraph.                                      foregoing paragraph.

Article 48. Notices                                        Article 48. Notices

Any notice, demand, request, consent or any                Except as otherwise provided for in these Articles
communication under this Agreement shall be made in        of Incorporation, any notice, demand, request, consent
writing and delivered by hand delivery, registered         or any communication under this Agreement shall be
airmail or by facsimile.                                   made in writing and delivered by hand delivery,
                                                           registered airmail or by electronic means or
                                                           by facsimile.

                                                                             ADDENDA
                                                                         March 28, 2003

                                                           ARTICLE 1.     EFFECTIVE DATE

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

-------------------------------------------------------   --------------------------------------------------
                       Current                                          Proposed Revisions
-------------------------------------------------------   --------------------------------------------------


                                                          These Articles of Incorporation shall become
                                                          effective from March 28, 2003.


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